Exhibit 99.8

CONTINENTAL ENERGY CORPORATION

(An Exploration Stage Company)

CONDENSED INTERIM FINANCIAL STATEMENTS

30 SEPTEMBER 2013 AND 2012

Expressed in U.S. Dollars

(Unaudited – Prepared by Management)

NOTICE OF NO AUDITOR REVIEW

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of our condensed interim financial statements, then such statements must be accompanied by a notice indicating that they have not been reviewed by an auditor.

The attached financial statements are management prepared, unaudited, condensed, interim, consolidated financial statements and are hereinafter referred to as the "Interim Statements". These Interim Statements are filed on SEDAR concurrently with Management's Discussion and Analysis ("MD&A") of the results for the same period, and may be read in conjunction with the MD&A.

Neither the accompanying Interim Statements as presented herein nor the accompanying MD&A have been reviewed by our auditors. Both the Interim Statements and the MD&A have been prepared by and are the responsibility of the management of Continental Energy Corporation.

Continental Energy Corporation
(An Exploration Stage Company)
Interim Consolidated Statements of Financial Position
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

		30 September	30 June
		2013	2013
			(Audited)
ASSETS	Note	$	$
Current
Cash		17,781	21,999
Receivables		2,404	2,333
Prepaid expenses and deposits		15,140	517

		35,325	24,849
Non-current assets
Investments	4	819,181	862,375
Equipment	5	8,228	9,403

		862,734	896,627

LIABILITIES
Current
Accounts payable and accrued liabilities	8	536,609	431,263
Loan payable to related party	8	22,673	27,107
Convertible debt	6	341,232	311,171
		900,514	769,541
EQUITY DEFICIENCY
Share capital	7	16,120,415	16,100,792
Conversion option reserve		10,966	10,966
Share based payment reserve	7	9,359,012	9,353,635
Deficit		(25,455,504)	(25,286,872)

Equity deficiency attributable to owners of the parent		34,889	178,521
Deficiency attributable to non-controlling interest		(72,669)	(51,435)
		(37,780)	127,086

		862,734	896,627

Nature of Operations and Going Concern (Note 1)
Subsequent Events (Note 10)

ON BEHALF OF THE BOARD:

“Richard L. McAdoo”, Director

“Robert V. Rudman”, Director

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Interim Consolidated Statements of Loss and Comprehensive Loss
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

		For the	For the
		three months	three months
		ended	ended
		30 September	30 September
		2013	2012
	Note	$	$
Expenses
Consulting fees	8	32,000	30,000
Depreciation	5	1,175	2,281
Interest and bank charges	6	32,337	16,837
Investor relations		1,180	7,500
Management fees, salaries and wages	8	40,301	41,710
Office expenses		8,401	9,727
Professional fees		15,386	24,359
Rent, office maintenance and utilities		6,574	9,635
Transfer agent		930	5,149
Travel and accommodation		4,652	7,471

Loss before the undernoted		(142,936)	(154,669)

Other income (expenses)
Interest income		3	-
Foreign exchange gain		(3,739)	(1,802)
Equity income from investment in affiliate	4	(43,194)	-

Loss and Comprehensive Loss for the Period		(189,866)	(156,471)

Net loss and comprehensive loss for the period attributable to:
Owners of the parent		(168,632)	(156,471)
Non-controlling interest		(21,234)	-

		(189,866)	(156,471)

Loss Per Share – Basic and Diluted		(0.00)	(0.00)

Weighted Average Number of Shares Outstanding		123,179,511	99,540,381

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Interim Consolidated Statements of Cash Flows
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

		For the	For the
		three months	three months
		ended	ended
		30 September	30 September
		2013	2012
Cash Resources Provided By (Used In) Period	Note	$	$
Operating Activities
Loss for the period		(168,632)	(156,471)
Items not affecting cash
Depreciation	5	1,175	2,281
Interest on convertible debt	6	30,061	15,655
Interest on related party loan	8	328	280
Equity income from investment in affiliate	4	21,960	-
Changes in non-cash working capital
Receivables		(72)	69
Prepaid expenses and deposits		(14,623)	(1,772)
Accounts payable and accrued liabilities		105,346	23,299
		(24,457)	(116,659)
Investing Activities
Purchase of equipment	5	-	(5,243)
		-	(5,243)
Financing Activities
Shares issued – cash		25,000	-
Repayment of related party loan		(4,761)	(11,098)
Interest paid		-	(4,364)
		20,239	(15,462)

Change in Cash		(4,218)	(137,364)
Cash Position – Beginning of Period		21,999	152,971
Cash Position – End of Period		17,781	15,607

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Interim Consolidated Statement of Changes in Equity Deficiency
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

				Share
				Based	Conversion		Non-
				Payment	Option		controlling
		Common Share Capital		Reserve	Reserve	Deficit	Interest	Total
	Note	Number	Amount $	$	$	$	$	$

Balance – 30 June 2012		99,540,381	15,142,030	9,268,928	8,966	(24,568,557)	-	(148,633)
Loss for the period		-	-	-	-	(156,471)	-	(156,471)

Balance – 30 September2012		99,540,381	15,142,030	9,268,928	8,966	(24,725,028)	-	(305,104)
Issuance of shares for:
Private placements - cash	7	1,775,000	34,272	10,228	-	-	-	44,500
Private placement – debt settlement	7	1,500,000	24,490	5,510	-	-	-	30,000
Investment in affiliate	4	20,000,000	900,000	-	-	-	(69,635)	830,365
Convertible debt amendments	6	-	-	16,719	2,000	-	-	18,719
Share-based payments	7	-	-	52,250	-	-	-	52,250
Loss for the Period		-	-	-	-	(561,844)	18,200	(543,644)

Balance – 30 June 2013		122,815,381	16,100,792	9,353,635	10,966	(25,286,872)	(51,435)	127,086
Private placements - cash	7	500,000	19,623	5,377	-	-	-	25,000
Loss for the Period		-	-	-	-	(168,632)	(21,234)	(189,866)

Balance – 30 September 2013		123,315,381	16,120,415	9,359,012	10,966	(25,455,504)	(72,669)	(37,780)

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Interim Condensed Consolidated Financial Statements
30 September 2013
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

1.	Nature of Operations and Going Concern

Continental Energy Corporation (the “Company”) is incorporated under the laws of the Province of British Columbia, Canada. The Company’s registered address and records office is 900-885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1.

The Company is an emerging international energy investment company acquiring participating interests in oil, gas, and alternative energy projects, producers, and related services providers outside of North America.

These Interim Statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company has incurred operating losses over the past several fiscal years and has no current source of operating cash flow. There are no assurances that sufficient funding will be available to further develop its projects. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to acquire new properties and develop them as well as fund ongoing administration expenses.

Management intends to obtain additional funding by issuing common stock in private placements. There can be no assurance that management’s future financing actions will be successful. Management is not able to assess the likelihood or timing of improvements in the equity markets for raising capital for future acquisitions or expenditures.

These uncertainties represent a liquidity risk and impact the Company’s ability to continue as a going concern in the future. If the going concern assumption were not appropriate for these Interim Statements, liquidation accounting would apply and adjustments would be necessary to the carrying values and classification of assets, liabilities, the reported income and expenses, and such adjustments could be material.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Interim Condensed Consolidated Financial Statements
30 September 2013
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

2.	Basis of Preparation

These Interim Statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, and based on the principles of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The Interim Statements should be read in conjunction with the audited consolidated financial statements for the year ended 30 June 2013, which have been prepared in accordance with IFRS as issued by the IASB.

The Company’s Board of Directors has delegated the responsibility and authority for approving quarterly financial statements and MD&A to the Audit Committee.

The Audit Committee approved these Interim Statements on 30 April 2014.

3.	Critical Judgements and Use of Estimates

The preparation of these Interim Statements in accordance with IFRS requires that the Company’s management make judgements and estimates and form assumptions that affect the amounts in the financial statements and related notes to those financial statements. Actual results could differ from those estimates. Judgements, estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to judgements, estimates and assumptions are accounted for prospectively.

In preparing these Interim Statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the audited consolidated financial statements for the year ended 30 June 2013.

4.	Investments

Visionaire Energy AS

On 4 June 2013, the Company acquired a 51% of the shares of Visionaire Energy AS (“Visionaire”), a privately held Norwegian holding company by issuing 20 million of its common shares with a fair value of $900,000. As the Company has a controlling interest, Visionaire’s accounts were consolidated and a non-controlling interest was recorded in the consolidated statement of financial position. The principal assets of Visionaire are its shareholdings in two separate, privately owned, offshore oil and gas service providers, both based in Bergen, Norway. Visionaire owns a 49% equity interest in VTT Maritime AS and a 41% equity interest in RADA Engineering and Consulting AS. Visionaire maintains significant influence over both investments and both are accounted for using the equity method. The Company considers Visionaire, VTT, and RADA to be its "affiliates".

The allocation of the purchase price and the reconciliation of the balance as at 30 June 2013 is as follows:

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Interim Condensed Consolidated Financial Statements
30 September 2013
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

June 30, 2013
Fair value of the shares issued	$900,000
Cash acquired	(6,844)
Payable to related party assumed	1,711
Non-controlling interest	$(69,635)
Equity income from affiliate	37,143

Value of investment on 30 June 2013	$862,375

The movement in the investment is as follows:

September30,
2013
Value of investment on 30 June 2013	$862,375
Equity income (loss) from affiliate	(43,194)

$819,181

5.	Equipment

		Computer	Furniture and
		equipment	field
	Automobiles	and software	equipment	Total
	$	$	$	$

Cost
Balance, 30 June 2012	38,774	91,146	32,505	162,425
Additions	-	5,243	-	5,243
Disposals	(2,955)	-	-	(2,955)
Balance, 30 June 2013	35,819	96,389	32,505	164,713
Additions	-	-	-	-
Balance, 30 September 2013	35,819	96,389	32,505	164,713

Accumulated Depreciation
Balance, June 2012	36,461	83,229	28,323	148,013
Depreciation on disposed assets	(2,268)	-	-	(2,268)
Depreciation	1,070	6,404	2,091	9,565
Balance, June 2013	35,263	89,633	30,414	155,310
Depreciation	70	843	262	1,175
Balance, 30 September 2013	35,333	90,476	30,676	156,485

Net book value
Balance, 30 June 2013	556	6,756	2,091	9,403
Balance, 30 September 2013	486	5,913	1,829	8,228

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Interim Condensed Consolidated Financial Statements
30 September 2013
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

6.	Convertible Debt

Total
$

Balance,30 June 2012	269,645
Interest	60,245
Conversion option - amendments	(2,000)
Additional consideration warrants - amendment	(16,719)

Balance, 30 June 2013	311,171
Interest	30,061

Balance, 30 September 2013	341,232

On 21 September 2011, the Company issued a convertible promissory note for proceeds of $250,000. The promissory note originally accumulated interest at a rate of 10% per annum or at 15% per annum on default of payment, with maturity date of 22 September 2012. The promissory note principal was convertible, at the election of the holder, at any time during its term into 3,125,000 common shares of the Company. Any unpaid interest upon conversion is also convertible, at the option of the promissory note holder, at the same conversion rate as the promissory note. As additional consideration, the Company issued 1,562,500 warrants (“the additional consideration warrants”) to the note holder, exercisable at $0.12 per share up to 22 September 2013.Also in conjunction with the convertible promissory note, the Company issued 250,000 finders’ warrants to an arm’s-length third party, exercisable at a price of $0.12 per share up to 21 September 2013. The terms of these finders’ warrants were later modified to have an exercise price of $0.08 and an expiry date of 15 March 2015.

On 21 November 2012, the Company reached an agreement with the note holder, increasing the interest rate retroactively to 18%, extending the maturity of the note and the conversion option to 21 March 2013 and reducing the conversion price from $0.08 to $0.05 per share. The conversion option amendment resulted in an incremental fair value of $1,000.

On 21 May 2013, the Company reached an agreement with the note holder, extending the maturity date of the promissory note and conversion option to 21 September 2013, extending the term of the additional consideration warrants to 21 March 2015 and reducing the exercise price of the additional consideration warrants to $0.08.The conversion feature amendment resulted in an incremental fair value of $1,000. The additional consideration warrant amendment resulted in an incremental fair value of $16,719.

Subsequent to the period ended September 30, 2013, the Company entered into agreements with the note holder for extending the maturity date of the promissory note and the terms of the conversion option (Note10).

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Interim Condensed Consolidated Financial Statements
30 September 2013
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

The incremental fair value of the conversion feature and the additional consideration warrants were calculated using the Black-Scholes option pricing model with the following assumptions:

		Additional
	Conversion	Consideration
	Option	Warrants
Expected dividend yield	Nil	Nil
Expected stock price volatility	86%	86%
Risk-free interest rate	0.11%	0.21%
Expected life of options (years)	0.34 – 1.83	1.83

7.	Share Capital

Authorized Share Capital

500,000,000 common shares without par value
500,000,000 preferred shares without par value

Shares issued

On 25 July 2013, a private placement was completed for 500,000 units for total proceeds of $25,000. Each unit consists of one common share of the Company and one-half share purchase warrant. Each warrant has a term of three years and an exercise price of $0.10 per share. The Company allocated $19,623 to common shares and $5,377 to the share purchase warrants based on management’s estimate of relative fair values.

On 28 June 2013, a private placement was completed for 300,000 units for total proceeds of $15,000. Each unit consists of one common share of the Company and one-half share purchase warrant. Each warrant has a term of three years and an exercise price of $0.10 per share. The Company allocated $10,190 to common shares and $4,810 to the share purchase warrants based on management’s estimate of relative fair values.

On 4 June 2013, the Company issued 20,000,000 shares of its common stock (Note 4) with a fair value of $900,000, in exchange for a 51% interest of the authorized and outstanding shares of Visionaire.

On 7 January 2013, the Company completed a private placement of 2,975,000 units with a purchase price of $0.02 per unit. 1,500,000 of the units, valued at $30,000, were issued to officers of the Company to extinguish debt of $30,000. The remaining proceeds of $29,500 were received in cash. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant has a term of two years and an exercise price of $0.05 per share. The Company allocated $48,572 to common shares and $10,928 to the share purchase warrants based on management’s estimate of relative fair values.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Interim Condensed Consolidated Financial Statements
30 September 2013
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

Stock options

The Company has established a share purchase option plan whereby the Board of Directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised within a period as determined by the Company's board of directors. Options vest on the grant date unless otherwise determined by the Company's board of directors. The aggregate number of common shares which may be reserved as outstanding Stock Options shall not exceed 25,000,000, and the maximum number of options held by any one individual at any one time shall not exceed 7.5% of the total number of the Company's issued and outstanding common shares.

a)	Movements in outstanding share options during the period:

		Weighted Average
	Number of	Exercise Price
	Options	per Share
		$

Outstanding - 30 June 2012	16,340,000	0.06
Granted	7,800,000	0.05
Expired	(8,340,000)	0.07

Outstanding - 30 June 2013	15,800,000	0.05
Granted	-	-
Expired	-	-

Outstanding and exercisable - 30 September 2013	15,800,000	0.05

b)	Fair value of options

On 4 January 2013, a total of 7,800,000 stock options were granted to directors, officers and consultants of the Company, with an exercise price of $0.05 and a term expiring on 31 December 2015. The fair value of these stock options is $52,250, which was charged to the statement of comprehensive loss as share based payments expense during the year ended 30 June 2013.

The fair value of options granted and amended were estimated using the Black-Scholes option pricing model, with the following weighted average assumptions:

For the
year
ended
30 June
2013
Expected dividend yield	Nil
Expected stock price volatility	86%
Risk-free interest rate	0.27%
Expected life of options (years)	2.99

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Interim Condensed Consolidated Financial Statements
30 September 2013
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

c)	Share options outstanding

A summary of the Company’s options outstanding as at 30 September 2013 is as follows:

Options	Options	Exercise
Outstanding	Exercisable	Price	Expiry date
8,000,000	8,000,000	$0.05	31 March 2015
7,800,000	7,800,000	$0.05	31 December 2015

15,800,000	15,800,000

The options outstanding at 30 September 2013 had a weighted average remaining contractual life of 1.87 years.

Warrants

a)	Movements in warrants during the period:

		Weighted
	Number of	Average
	Warrants	Exercise Price
		per Share
		$
Outstanding – 30 June 2012	20,780,500	0.15
Issued	3,125,000	0.05
Expired	(12,350,000)	0.19
Outstanding – 30 June 2013	11,555,500	0.06
Issued	250,000	0.10
Expired	-	-

Warrants outstanding – 30 September 2013	11,805,500	0.06

b)	Fair value of warrants

On 25 July 2013, a total of 250,000 warrants were granted in conjunction with the Company’s private placement, with an exercise price of $0.10 and a term expiring in three years from date of grant. The total fair value of the warrants was $13,700 which was utilized to allocate $5,377 of the total proceeds of $25,000 to share based payment reserve.

The fair value of the warrants was estimated using the Black-Scholes option pricing model, with the following assumptions:

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Interim Condensed Consolidated Financial Statements
30 September 2013
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

For the
period
ended
30 September
2013
Expected dividend yield	Nil
Expected stock price volatility	86%
Risk-free interest rate	0.59%
Expected life of options (years)	3.00

On 28 June 2013, a total of 150,000 warrants were granted in conjunction with the Company’s private placement, with an exercise price of $0.10 and a term expiring in three years from date of grant.

On 7 January 2013, a total of 2,975,000 share purchase warrants were granted in conjunction with the Company’s private placement, with an exercise price of $0.05 and term expiring in two years from the date of grant.

c)	Warrants outstanding

A summary of the Company’s warrants outstanding as at 30 June 2013 is as follows:

Number of	Price per
Shares	Share	Expiry Date
2,643,000	$0.05	26 February 2014
2,975,000	$0.05	7 January 2015
1,812,500	$0.08	15 March 2015
3,975,000	$0.05	31 December 2015
150,000	$0.10	28 June 2016
250,000	$0.10	28 July 2016

11,805,500

The warrants outstanding have a weighted average remaining contractual life of 1.49years.

8.	Related Party Transactions

a)	Transactions with related parties and related party balances

As at 30 September 2013, $326,532 (30 June 2013 - $260,925) was payable to officers of the Company. This amount is included in accounts payable and is unsecured, non-interest bearing and has no specific terms for repayment.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Interim Condensed Consolidated Financial Statements
30 September 2013
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

As at 30 September 2013, there was a loan payable of $22,673 (30 June 2013 - $27,107) to an officer of the Company. The note accrued interest at a rate of 10% per annum, is unsecured and was originally due on 21 September 2013, the Company is currently negotiating new terms. During the period ended 30 September2013, interest expense in the amount of $328 (2012 - $280) was accrued. The Company’s total repayment amounted to $4,761 during the three months ended 30 September 2013.

b)	Compensation of key management personnel

	For the	For the
	three months	three months
	ended	ended
	30 September	30 September
	2013	2012
	$	$
Management and consulting fees	67,500	67,500

9.	Segmented Information

The Company’s business consists of only one reportable segment, namely exploration and evaluation of oil and gas properties. Details on a geographical basis are as follows:

	30 September	30 June
	2013	2013
Total Non-Current Assets	$	$

Europe	819,181	862,375
North America	-	-
Southeast Asia	8,228	9,403

	827,409	871,778

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Interim Condensed Consolidated Financial Statements
30 September 2013
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

10.	Subsequent Events

a)

On 1 October 2013, the Company granted a total of 2,000,000 share purchase warrants as total compensation to two arm’s length parties in exchange for investor relations and other financial services to the Company. Each warrant has a term of one year and an exercise price of $0.05 per common share.

b)

On 4 October 2013, the Company and the holder of the convertible promissory note (Note 6) reached an agreement to extend the maturity date of the promissory note to 15 November 2013 and on 12 December 2013, the Company and the Holder agreed to amend the note by extending the maturity date to 31 January 2014, and to reduce the exercise price of the warrants from $0.08 to $0.05.

c)

On 23 October 2013, pursuant to a private placement agreement, the Company issued 300,000 units for total proceeds of $15,000. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant has a term of three years and an exercise price of $0.10 per common share.

d)

On 7 November 2013 entered into a 50/50 joint bid arrangement with an established Malaysian partner to evaluate opportunities and present carefully selected bids for new oil and gas production sharing contracts offered in Malaysia by PETRONAS, the national oil company.

e)	On 7 November 2013, the Company issued a promissory note for proceeds of $100,000. The promissory note had a maturity date of 15 May 2014 but was paid in its entirety on 14 March 2014.

f)

On 23 December 2013, the British Columbia Securities Commission issued the Company a cease trade order and the Alberta Securities Commission issued a cease trade order on 26 March 2014. These orders were issued because the Company was at the time deficient in its regulatory requirements involving the filing of its audited consolidated financial statements for the year ended 30 June 2013 and interim unaudited statements for the quarters ended September 30, 2013 and December 31, 2013. The orders prohibit trading of the Company’s securities in Canada until the deficiency is cured by the filing by the Company of the required financial reports and revocation orders have been issued by both Commissions. The Company has cured these deficiencies with its 23 April 2014 filing on SEDAR of its audited annual financial statements for fiscal 2013 and its subsequent filing of interim statements for the first two quarters of fiscal 2014. As at the Report Date, the Company is preparing its application for a revocation order with the Commissions.

g)

On 3 March 2014, the Company received proceeds of $750,000 in the form of an interest free loan. The lender has agreed to convert the loan into common shares of the Company at such time as the common shares can be issued.

h)

On 31 March 2014, the Company and the holder of the convertible promissory note (Note 6) reached an agreement to extend the maturity date of the promissory note to 30 April 2014 and extend the terms of the warrants to 31 December 2015.

MANAGEMENT’S DISCUSSION & ANALYSIS
FORM 51-102F1
CONTINENTAL ENERGY CORPORATION
For the First Quarter Ended 30 September 2013 of the Fiscal Year Ending 30 June 2014

This Management Discussion and Analysis (“MD&A”) for Continental Energy Corporation (the "Company") has been prepared as of 30 April 2014 (the "Report Date").This MD&A is intended to supplement and complement the management prepared, unaudited, condensed, interim, consolidated financial statements (the "Interim Statements") filed herewith.

These Interim Statements and this MD&A pertain to the three month period ended 30 September 2013, which corresponds to the First Quarter of the Company's fiscal year ending 30 June 2014. This period is hereinafter referred to as the "First Quarter" or as the "Past Quarter".

All financial information presented herein has been prepared in accordance with accounting policies consistent with International Financial Reporting Standards (“IFRS”). All amounts disclosed are in United States dollars unless otherwise stated.

NATURE OF BUSINESS

The Company is an emerging international energy investment company acquiring participating interests in oil, gas, and alternative energy projects, producers, and related services providers outside of North America.

HIGHLIGHTS OF THE FIRST QUARTER

Significant events having material effect on the business affairs of the Company which have occurred during the First Quarter are summarized below:

Private Placement

On 25 July 2013, a private placement was completed for 500,000 units for total proceeds to the Company of $25,000. Each unit consists of one common share of the Company and a warrant to purchase one-half of one common share.

Share Purchase Warrants Activity

During the Past Quarter, the following activity involving the Company’s share purchase warrants occurred:

Exercises - No outstanding share purchase warrants were exercised.

New Issues –On 25 July 2013, as part of a private placement of units, a total of 250,000 warrants having a term of three years and an exercise price of $0.10 per common share were issued.

Expiry– No share purchase warrants expired during this period.

Amendments – No amendments were made to the terms of any outstanding share purchase warrants.

Incentive Stock Options Activity

During the Past Quarter, the following activity involving the Company’s incentive stock options occurred:

Exercises - No outstanding incentive stock options were exercised.

New Grants – No new incentive stock options were granted.

Expiry – No outstanding incentive stock options expired.

Amendments – No amendments were made to the terms of any outstanding incentive stock options.

Conversion Rights Activity

During the Past Quarter, the following activity involving rights to convert debt to common shares of the Company occurred:

Exercises - There were no exercises of outstanding conversion rights.

New Issues – There were no new conversion rights issued.

Expiry – No outstanding conversion rights expired.

Amendments – There were no amendments to the terms of any outstanding conversion rights.

Shares Issues

During the Past Quarter, a total of 500,000 new shares were issued.

New Issue – On 25 July 2013, a total of 500,000 common shares were issued pursuant to a private placement.

SHAREHOLDING AT END OF THE FIRST QUARTER

As at the 30 September 2013 end of the First Quarter, the Company's share capital was issued or held in reserve as follows:

  123,315,381 common shares were issued and outstanding.

  15,800,000 unexercised stock options were issued and outstanding.

  11,805,500 unexercised warrants were issued and outstanding.

  5,000,000 common shares were held in reserve against possible conversion of a $250,000 note.

  Nil preferred shares were issued and outstanding.

SUBSEQUENT EVENTS TO THE REPORT DATE

Significant events possibly having material effect on the business affairs of the Company which have occurred since the end of the First Quarter but prior to the Report Date of this MD&A include the following:

Joint Bid Group Formed in Malaysia

On 7 November 2013, the Company entered into a 50/50 joint bid arrangement with an established Malaysian partner to evaluate opportunities and present carefully selected bids for new oil and gas production sharing and risk service contracts offered in Malaysia by PETRONAS, the national oil company.

Results of Bengara-II Contract Bid Reported

On 23 December 2013, the Company announced that the bid it had submitted in February 2013 for a new Indonesian production sharing contract (PSC) for the Bengara-II Block was not successful. The Company's bid group was one of seven unsuccessful bidders. Indonesian oil and gas regulator, MIGAS, announced the winning bidder for the Bengara-II Block was PT Tansri Madjid Energi, an Indonesian coal mining company. The winning bid consisted of a firm work obligation of minimum value totaling US$ 51,750,000 which included drilling four exploration wells and conducting 2D and 3D seismic, to be carried out during the first three PSC contract years. Additionally, the winner bid a cash signature bonus of US$ 2,500,000.

Convertible Promissory Note

On 4 October 2013, the Company and the holder of the convertible promissory note agreed to amend the note by extending the maturity date to 15 November 2013 and on 12 December 2013, the parties further agreed (1) to amend the note by extending the maturity date to 31 January 2014, and (2) to reduce the exercise price of the warrants from $0.08 to $0.05. On 29 March 2014, the parties further agreed to amend the note by extending the maturity date to 30 April 2014 and by extending the term of the warrants to 31 December 2015.

Promissory Note

On 7 November 2013, the Company issued a promissory note to a Malaysian company for proceeds of $100,000. The promissory note had a maturity date of 15 May 2014 but was repaid in its entirety on 14 March 2014.

Private Placement

On 23 October 2013, pursuant to a private placement agreement, the Company issued 300,000 units for total proceeds of $15,000. Each unit consists of one common share of the Company and one share purchase warrant.

Cease Trade Orders

On 23 December 2013, the British Columbia Securities Commission issued the Company a cease trade order and the Alberta Securities Commission issued a cease trade order on 26 March 2014. These orders were issued because the Company was at the time deficient in its regulatory requirements involving the filing of its audited consolidated financial statements for the year ended 30 June 2013 and Interim Statements for the quarters ended 30 September 2013 and 31 December 2013. The orders prohibit trading of the Company’s securities in Canada until the deficiency is cured by the Company filing the required financial reports and revocation orders are issued by both Commissions. The Company has cured these deficiencies with its 23 April 2014 filing on SEDAR of its audited annual financial statements for fiscal 2013 and its subsequent filing of financial statements for the first two quarters of fiscal 2014. As at the Report Date, the Company is preparing its application for a revocation order with the Commissions.

Short Term Loan

On 3 March 2014, the Company received proceeds of $750,000 in the form of an interest free loan. The lender has agreed to convert the loan into common shares of the Company at such time as the common shares can be issued.

Share Purchase Warrants Activity

Exercises - No outstanding share purchase warrants were exercised.

New Issues – During the period, a total of 2,300,000 new warrants were issued.

  On 1 October 2013, the Company granted a total of 2,000,000 share purchase warrants as total compensation to two arm’s length parties in exchange for investor relations and other financial services to the Company. Each warrant has a term of one year and an exercise price of $0.05 per common share.

  On 23 October 2013, pursuant to a private placement agreement, the Company issued 300,000 units for total proceeds of $15,000. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant has a term of three years and an exercise price of $0.10 per common share.

Expiry–No share purchase warrants expired during this period.

Amendments – No amendments were made to the terms of any outstanding share purchase warrants.

Incentive Stock Options Activity

Exercises - No outstanding incentive stock options were exercised.

New Grants – No new incentive stock options were granted.

Expiry – No outstanding incentive stock options expired.

Amendments – No amendments were made to the terms of any outstanding incentive stock options.

Conversion Rights Activity

Exercises - There were no exercises of outstanding conversion rights.

New Issues – There were no new conversion rights issued.

Expiry – No outstanding conversion rights expired.

Amendments – There were no amendments to the terms of any outstanding conversion rights.

Shares Issues

Subsequent to the end of the First Quarter and prior to the Report Date of this MD&A, a total of 300,000 new common shares were issued.

New Issue – On 23 October 2013, a total of 300,000 common shares were issued pursuant to a private placement.

SHAREHOLDING

As at the Report Date of this MD&A, the Company's share capital is issued or held in reserve as follows:

  123,615,381 common shares are issued and outstanding.

  15,800,000 unexercised stock options are issued and outstanding.

  14,105,500 unexercised warrants is issued and outstanding.

  5,000,000 common shares are held in reserve against possible conversion of a $250,000 note.

  Nil preferred shares are issued and outstanding.

FINANCIAL RESULTS OF OPERATIONS

Summary of Quarterly Results

The following table sets out selected and unaudited financial information for the Company for its last eight quarters, and is derived from Interim Statements prepared by management in accordance with accounting policies consistent with IFRS.

				Basic and Diluted
			Income (loss) from	Income (Loss) per
			Continued	Share from Continued
			Operations and	Operations and Net
		Revenues	Net Income (loss)	Income (loss)
Period		$	$	$
1st	Quarter 2014	Nil	(189,866)	(0.00)
4th	Quarter 2013	Nil	47,508	0.00
3rd	Quarter 2013	Nil	(446,450)	(0.01)
2nd	Quarter 2013	Nil	(144,702)	(0.00)
1st	Quarter 2013	Nil	(156,471)	(0.00)
4th	Quarter 2012	Nil	(208,463)	(0.00)
3rd	Quarter 2012	Nil	(1,198,449)	(0.01)
2nd	Quarter 2012	Nil	(127,534)	(0.00)

  Quarterly results will vary in accordance with the Company’s own business activities but also with the performance of the Company’s Norwegian "affiliates", Visionaire, VTT, and RADA. The Company's uses the equity method of accounting for these affiliates as further described in the notes to the accompanying Interim Statements.

  The Company’s primary source of funding is through the issuance of share capital. When the capital markets are depressed, the Company’s activity level normally declines accordingly. As capital markets strengthen and the Company is able to secure equity financing with favourable terms, the size and scope of the
  Company’s activity will increase.

  Another factor that affects the Company’s reported quarterly results are write-downs or write-offs of capitalized assets and its investments. The Company will write-down or write-off capitalized properties or assets when results indicate that no further work is warranted and also write-down or write-off its balances in investees if it determines that capitalized balances of these investments are impaired. The size and timing of these write-downs and write-offs cannot typically be predicted and affect the Company’s quarterly results.
  The Company regularly reviews its properties and investments for any indications of impairment.

  Non-cash costs such as share based payments expense and financing fees also affect the size of the
  Company’s quarterly income (loss).

Comparative Results of Operations- Current Quarter to Same Quarter Last Year

The financial results of the Company's operations for the First Quarter and three month period ended 30 September 2013 (the “Current Quarter”) are compared to the same three month period last year ended on 30 September 2012 (the “Comparative Quarter”) in the following discussion:

1)	Overall, the Company incurred a loss from operations during the Current Quarter of $189,866 compared to a loss of $156,471 for the Comparative Quarter, an increase of $33,395.

2)

The Company incurred a loss per share of $0.00 both in the Current Quarter and the Comparative Quarter. The increase in loss is primarily due to the Company using equity accounting for the losses of its affiliates.

3)

Total equity loss during the Current Quarter was $43,194 compared to $nil for the Comparative Quarter. The Company made the investment in the affiliates on 4 June 2013 during the fourth quarter for fiscal 2013. All of the Company’s other costs decreased slightly compared to the costs incurred during the Comparative Quarter as a result of lower overall activity of the Company during the Current Quarter.

4)	Cash used in operating activities during the Current Quarter totaled $24,457 compared with $116,659 in the Comparative Quarter.

5)	Cash from investing activities during the Current Quarter was $nil while the Company expended $5,423 during the Comparative Quarter on purchase of equipment.

Liquidity at the End of the First Quarter

As at 30 September 2013, the Company’s Interim Statements reflect a working capital deficit of $865,189 compared to a working capital deficit of a $744,692 at the 30 June 2013 end of the previous quarter. The Company generated $20,239 from financing activities during the Current Quarter which included proceeds from private placements and loans from related parties. The Company made principal and interest payments to related parties during the Current Quarter, in the amount of $15,462.

Capital Resources

The Company has no significant operations that generate cash flow and its long term financial success is dependent on management’s ability to identify and conclude oil, gas, and alternative energy investments with a likelihood of success. These undertakings can take many years and are subject to factors that are beyond the Company’s control.

In order to finance the Company’s growth and to cover administrative and overhead expenses, the Company raises money through equity sales and from the exercise of convertible securities. Many factors influence the Company’s ability to raise funds, including the health of the energy and resource markets, the climate for investment, the Company’s track record, and the experience and calibre of its management.

The Company may not have sufficient funds to meet its administrative and new business development activities over the next twelve months. The Company believes it will be able to raise the necessary capital it requires, but recognizes there will be risks involved that may be beyond its control. The Company is actively sourcing new capital.

Risks and Uncertainties

The Company has no history of profitable operations and is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

There is no certainty that the money the Company spends on new business development or that the investments it makes will result in significant revenue growth to the Company. The long-term profitability of the Company's operations will in part be related to the success of its investments and the performance of current and future Affiliates, all of whom may be affected by a number of factors that are beyond the control of the Company.

The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

Segment Information

The Company operates in the business sector of acquiring participating equity interests in oil, gas, and alternative energy projects, producers, and related services providers doing business outside of North America. The Company's assets are segmented on a geographical basis as follows:

As at:	30 September 2013	30 June 2013
Segment
Europe	819,181	862,375
North America	-	-
Southeast Asia	8,228	9,403
Total Non-Current Assets - $	827,409	871,778

ADDITIONAL DISCLOSURE

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements not already disclosed elsewhere in the MD&A.

Material Contracts & Commitments

During the period, no new material contracts or commitments were undertaken, not elsewhere disclosed herein or in the Interim Statements for the period ended 30 September 2013.

Related Party Transactions

Details of the transactions and balances between the Company and its related parties are disclosed below.

a)	Transactions with related parties and related party balances

As at 30 September 2013, $326,532 (30 June 2013 - $260,925) was payable to officers of the Company. This amount is included in accounts payable and is unsecured, non-interest bearing and has no specific terms for repayment.

As at 30 September 2013, there was a loan payable of $22,673 (30 June 2013 - $27,107) to an officer of the Company. The note accrued interest at a rate of 10% per annum, is unsecured and was originally due on 21 September 2013, the Company is currently negotiating new terms. During the period ended 30 September 2013, interest expense in the amount of $328 (2012 - $280) was accrued. The Company’s total repayment amounted to $4,761 during the three months ended 30 September 2013.

b)	Compensation of key management personnel

	For the three months ended
	30 September 2013	30 June 2013

Management and consulting fees - $	827,409	871,778

Investor Relations, Publicity and Promotion

No material new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed above.

Financial Advice, New Business Consulting, Finder's Agreements, & Fund Raising

No material new arrangements, or modifications to existing agreements, were made by the Company for financial advice, new business consulting, finder's arrangements, or fund raising which are not otherwise already disclosed above.

Critical Accounting Policies and Estimates

The preparation of these Interim Statements in accordance with IFRS requires that the Company’s management make judgments and estimates and form assumptions that affect the amounts in the financial statements and related notes to those financial statements.

Actual results could differ from those estimates. Judgments, estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to judgments, estimates and assumptions are accounted for prospectively.

In preparing the Company’s Interim Statements, significant judgments may be made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the audited consolidated financial statements for the year ended 30 June 2013.

Financial Instruments

The Company’s financial instruments as at 30 September 2013 consist of cash, receivables, accounts payable and accrued liabilities, loan payable to related party and convertible debt. The fair value of these instruments approximates their carrying value. There were no off-balance sheet financial instruments.

Cash, other than the minor amounts of Indonesian Rupiahs and Norwegian Krone, consist solely of cash deposits with major Canadian banks.

The Company does not use derivative or hedging instruments to reduce its exposure to fluctuations in foreign currency exchange rates involving the Canadian dollar, Indonesian Rupiah or Norwegian Krone.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business development and to maintain a flexible capital structure for its projects for the benefits of its stakeholders.

The Company's principal source of funds is from the issuance of common shares. In the management of capital, the Company includes the components of shareholders’ equity as well as cash and receivables.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture property arrangements, acquire or dispose of assets, or adjust the amount of cash and short-term investments.

The Company’s investment policy is to invest its cash in liquid short-term interest-bearing investments selected with regard to the expected timing of expenditures from continuing operations.

The Company is not subject to any externally imposed capital requirements and there was no change in the Company’s capital management during the period ended 30 September 2013.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning the Company’s general and administrative expenses and other business development costs is provided in the Company’s statement of loss and comprehensive loss contained in its Interim Statements for the period ended 30 September 2013.

Approval

The Company’s Board of Directors has delegated the responsibility and authority for approving quarterly financial statements and MD&A to the Audit Committee.

The Audit Committee approved the Interim Statements and MD&A on 30 April 2014.

Additional Information

Additional information relating to Continental is available on SEDAR at www.sedar.com.

Claims, Contingencies & Litigation

Except for any contingencies elsewhere disclosed herein, or in the Interim Statements for the period ended 30 September 2013 published herewith, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

CONTINUOUS DISCLOSURE & FILINGS - CANADA

Additional disclosure is made on a continuous basis through periodic filings of Company financial information, significant events, including all press releases and material change reports and disclosure of new or changed circumstances regarding the Company. The financial statements are filed by the Company with the British Columbia Securities Commissions (“BCSC”) for each fiscal quarter. Shareholders and interested parties may obtain downloadable copies of mandatory filings made by the Company with Canadian securities regulators on the internet at the “SEDAR” website www.sedar.com which is the “System for Electronic Document Archiving and Retrieval”, employed by Canadian securities regulatory commissions to enable publicly traded companies to electronically file and archive documents and filings in compliance with applicable laws and securities trading regulations. The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the year and up to the date of this filing are incorporated herein by this reference.

CONTINUOUS DISCLOSURE & FILINGS - USA

The Company is also a full reporting issuer and filer of US Securities and Exchange Commission (“US-SEC”) filings. US-SEC filings include Form 20F annual reports and audited financial statements. Interim unaudited quarterly financial reports in this format together with press releases and material contracts and changes are filed under Form-6K. The Company has filed electronically on the US-SEC’s EDGAR database commencing with the Company’s Form 20F annual report and audited financial statements since its fiscal year end 2004. See website www.sec.gov/edgar/searchedgar/webusers.htm. Prior to that event the Company filed with the US-SEC in paper form. All Company filings made to US-SEC during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

FORWARD-LOOKING INFORMATION

Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of reserves and resources, the realization of reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of oil and gas operations, environmental risks, permitting risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; changes in project parameters as plans continue to be refined; future prices of resources; possible variations in resource reserves; accidents, labour disputes and other risks of the oil and gas and alternative energy industries; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; as well as those factors detailed from time to time in the Company's interim and annual financial statements which are filed and available for review on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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